UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G/A


Under the Securities Exchange Act of 1934
(Amendment No. 5)*



SonoSite, Inc.
(Name of Issuer)

Common Stock (Par Value $.01)
(Title of Class of Securities)

83568G104
(CUSIP Number)

12/31/06
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.	NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
	OF ABOVE PERSONS (ENTITIES ONLY)

	Brown Advisory Holdings Incorporated ("BAHI")


2. 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) [ ]
	(b) [ ]

3. 	SEC USE ONLY

4. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	BAHI is a Maryland Corporation.



			5 SOLE VOTING POWER		               296540 shares
NUMBER OF
SHARES
BENEFICIALLY		6 SHARED VOTING POWER  	           	            0 shares
OWNED BY
EACH
REPORTING		7 SOLE DISPOSITIVE POWER                       403495 shares
PERSON WITH

			8 SHARED DISPOSITIVE POWER	                    0 shares



9. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	403,495 shares


10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES [   ]


11. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.5%


12. 	TYPE OF REPORTING PERSON

        BAHI - HC




Item 1(a). 	Name of Issuer:

Sonosite, Inc.


Item 1(b). 	Address of Issuer's Principal Executive Offices:

21919 30th Drive SE, Bothell, WA 98021


Item 2(a). 	Name of Person Filing:

BCHI


Item 2(b).	Address of Principal Business Office:

901 South Bond Street, Suite 400
Baltimore, Maryland 21231


Item 2(c). 	Citizenship:

BCHI is a Maryland Corporation.


Item 2(d). 	Title of Class of Securities:

Common Stock of ($.01 par) of SonoSite Inc.


Item 2(e).	CUSIP Number: 83568G104


Item 3. 	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
	check  whether the person filing is a:

(g) [x] 	A parent holding company or control person in accordance with section
	240.13d-1(b)(1)(ii)(G)


Item 4. 	Ownership:

(a) 	Amount of Beneficially Owned:				       403495 shares

(b) 	Percent of Class:	         				        2.5%

(c) 	Number of shares as to which such person has:
     (i)  Sole power to vote or to direct the vote:	   	       296540 shares

    (ii)  Shared power to vote or to direct the vote: 	      		    0 shares

   (iii)  Sole power to dispose or to direct the disposition of: 403495 shares

    (iv)  Shared power to dispose or to direct the disposition of: 0 shares



Item 5. 	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable

Item 7. 	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on by the Parent Holding Company or Control Person.

	This Schedule is being filed pursuant to Rule 13d-1(b)(1)(ii)(G). Refer to Exhibit A.

Item 8. 	Identification and Classification of Members of the Group.

	Not applicable

Item 9. 	Notice of Dissolution of Group.

	Not applicable

Item 10. 	Certification.

	By signing below I certify that to the best of my knowledge and belief, the
	securities referred to above were acquired in the ordinary course of
	business and were not acquired for the purpose of and do not have the effect
	of changing or influencing the control of the issuer of such securities and
	were not acquired in connection with or as a participant in any transaction
	having such purpose or effect.

	Signature:

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:		As of December 31, 2006

	Signature:	Brown Advisory Holdings Incorporated

	By: 		/S/ Christopher P. Laia

	Title:		Secretary



	Joint Filing Agreement
	----------------------------

	Each party signing below agrees that this statement is submitted as a joint
	filing on behalf of the undersigned.

	Date:		As of December 31, 2006

	Signature:	Brown Investment Advisory and Trust Company

        By: 		/S/ Patrick J. Ventura

	Title:		Assistant Secretary


	Date:		As of December 31, 2006

	Signature:	Brown Investment Advisory Incorporated

	By: 		/S/ Patrick J. Ventura

	Title:		Assistant Secretary




Exhibit A

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiaries are: BIATC, a Bank as defined in Section 3(a)(6) of the Act; and Brown Investment Advisory Incorporated, an Investment Advisor registered under section 203 of the Investment Advisers Act of 1940 and a wholly-owned subsidiary of BIATC.